Filed by SCVX Corp. pursuant to

Rule 425 under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: SCVX Corp.

(Commission File No. 001-39190)

The following was sent to employees of Bright Machines, Inc. on May 17, 2021.

Bright Machines Employee Frequently Asked Questions (FAQ)

We will continue to update this FAQ during our transition from a private to a public company over the next few months. We will also provide regular updates during our monthly All Hands meetings.

Please note that these guidelines also apply to persons working as contractors for Bright Machines because they too have been exposed to material, non-public information relating to Bright Machines.

For additional information, review the announcement press release and Amar Hanspal's employee email.

Transaction Questions

What did Bright Machines announce today? On May 15, 2021, Bright Machines and SCVX, a special purpose acquisition company (or a "SPAC"), entered into a merger agreement.

While we have signed a merger agreement with SCVX, the transaction remains subject to various closing conditions, including approval by SCVX's shareholders.

Once the deal closes, Bright Machines and SCVX will be a combined U.S. public company, and Bright Machines will have more capital to pursue our strategic growth initiatives. We expect to close the transaction sometime in the second half of 2021. We will continue to operate under the Bright Machines name, and the new public company will be traded under the ticker symbol "BRTM".

1.	Who is SCVX?

SCVX Corp. is a special purpose acquisition company (or SPAC). A SPAC is not an operating company but rather an entity designed to take organizations public without going through a traditional IPO process.

SPACs have become increasingly common as a more efficient manner for companies to go public and raise capital.

2.	What happens next?

The signing of the merger agreement is the first step. Bright Machines and SCVX will work together on the items necessary to close the transaction, including filings with the SEC and obtaining the approval of SCVX's shareholders. We expect the deal to close in the second half of 2021 and will provide more information as we get closer to completing the transaction.

3.	Why do a SPAC deal and not a "traditional" IPO?

Bright Machines' board of directors considered several different strategic alternatives for Bright Machines and determined that this merger with SCVX is in the best interest of Bright Machines, our customers, our employees, and our shareholders. Our board believes that a SPAC deal has several key advantages for Bright Machines over a traditional IPO:

●	We believe that the cost of capital for Bright Machines can be equivalent or even lower in a SPAC deal than a traditional IPO in today's market.
●	Unlike traditional IPOs, SPAC deals involve a predetermined transaction value, which provides greater certainty regarding Bright Machines' entry into the public stock market.
●	The SPAC process can allow for more engagement with institutional investors that focus on public companies.

4.	Why are we doing this?

Becoming a public company, or "going public", is a way companies fund future growth. In Bright Machines' case, we have a strong foundation and a clear vision to support our path to building an intelligent platform for industrial automation. As we look ahead, going public will accelerate our access to resources that will facilitate our growth and better serve our customers. We will be able to double down on software development, increase our customer service investment, and expand our reach through new sales channels and geographies.

5.	Will the public company be named Bright Machines?

Yes, the public company will be named Bright Machines, Inc.

6.	Who will lead the public company after the transaction closes?

Our executive team will lead the combined public company and remain dedicated to our mission and success.

Employee Specific Questions

7.	How does this deal impact my job?

In most cases, it does not. Some employees may have additional responsibilities that go along with becoming a publicly traded company, but most employees' roles and responsibilities will not change. We must all continue to focus on executing towards our shared vision of Bright Machines' future.

8.	How will my benefits be impacted?

There are no expected changes to our current benefits offerings.

9.	What happens to outstanding shares and options of Bright Machines?

When the transaction closes, any shares and options to acquire shares in Bright Machines will be converted into shares and options in the new Bright Machines public company at an exchange rate that will be calculated immediately prior to the closing. We will be providing more information on this in the future for people who have outstanding options.

10.	Can I buy SCVX shares right now?

For the time being, you may not buy or sell any SCVX shares. Until SCVX files a registration statement with the SEC, we believe our employees have material non-public information about Bright Machines and buying SCVX shares with this information would violate laws that prohibit insider trading. This also applies to persons working as contractors for Bright Machines because they too have been exposed to material, non-public information relating to Bright Machines. We will follow up with more details in the coming weeks to provide more clarity on this topic.

11.	Can I buy shares in Bright Machines?

Until the transaction with SCVX is completed, Bright Machines will continue to be a private company, and shares in Bright Machines will not be publicly traded.  After the transaction closes, employees will generally be able to purchase "New" Bright Machines common stock, except during blackout periods or when certain employees are in possession of material non-public information. This also applies to persons working as contractors for Bright Machines because they too have been exposed to material, non-public information relating to Bright Machines. We will provide more information regarding insider trading when we are closer to the closing of the transaction.

Customer Specific Questions

12.	What are the implications of this transaction to customers and manufacturers' representatives?

Bright Machines will continue to provide the high quality of service that our customers expect from us. The transaction and becoming a public company will put us in a position of stable longevity, which only means good things for them. We plan to substantially accelerate our growth and better serve our customers by doubling down on developing our software solutions in areas including production analytics and visual inspection and increasing our investment in customer service. We also expect to use proceeds to expand our integration center footprint and build out our team of world-class software engineers, roboticists, and field operations experts. By doing this, we believe we will be best positioned to improve the speed and economics of intelligent production lines, allowing customers to build resiliency, innovate faster, and increase competitiveness.

Customers and manufacturers' representatives should expect business as usual from us. We sent communications to both existing and in process customers and manufacturers' representatives immediately after sending the announcement to employees.

External Communications and Social Media Questions

13.	Who are the spokespeople for Bright Machines?

Amar Hanspal is the only official Bright Machines company spokesperson on the topic of the transaction and our intent to become a public company. You may not speak to members of the media about Bright Machines or comment publicly on the business. If a member of the media contacts you, please notify pr@brightmachines.com immediately.

14.	Can I comment on or discuss Bright Machines' growth projections and/or financial metrics?

No. You may not share, discuss, or comment externally on the financial or operational health of the business or how it impacts projects. Only designated (or authorized) persons may discuss business and/or growth projections about the company.

You may direct queries of this nature to the public documentation found on the investor page of our website.

15.	Customers are asking me questions about going public or about the health of our business, what should I tell them?

As part of our communication effort, emails were sent to all customers and manufacturers' representatives on May 17, 2021, including a link to the announcement.

If you get further questions, please direct them to the announcement or the investor page of our website.

16.	Can I forward or repost internal memos (emails, FAQs, etc.)?

No. You may not forward to anyone or repost for public or private consumption any executive or internal emails, memos, presentations, etc. We send these materials to offer as much transparency as possible to Bright Machines' employees. Please respect the confidential nature of these communications.

17.	Can I post on social media about Bright Machines?

Please refer to our social media guidelines and the section specific to this announcement. Reach out to socialguidelines@brightmachines.com if you have questions about the guidelines.

18.	Will our company website change?

You may have noticed that our website has been undergoing some enhancements over the past few weeks, including a new Investor page that went live on May 17 in conjunction with our announcement. Over the coming months, we will be evaluating options to further upgrade our website and digital presence as we prepare to become a public company.

Insider Trading

19.	What is Insider Trading?

U.S. law prohibits directors, officers, employees, and others aware of material non-public information about a company from trading on that information. Disclosing material non-public information to others who then trade on it is also against the law, and both the person who discloses the information and the person who trades on it are liable. These illegal activities are commonly referred to as insider trading. Other countries have similar laws.

20.	What exactly is material non-public information?

Material non-public information is any information about a company that has not reached the general marketplace, and that would be important to investors who are deciding whether to trade its securities. A few examples of non-public information that could be considered material include significant contracts, financial forecasts or earnings estimates, major management changes, proposed mergers, acquisitions, or dispositions, major litigation, securities offerings, stock splits, or repurchases of company securities. You should only share information that is publicly available when discussing Bright Machines or SCVX with non-employees. If you are uncertain whether the information is publicly available, please do not share it. If you have questions about insider trading or what constitutes material non-public information, please reach out to Alison Butler.

21.	When is information considered "public"?

Information becomes public when it is generally available. For example, information becomes "public" after it has been disclosed in an SEC filing or announced via a press release carried by a major wire service. However, even after the information becomes generally available, employees are encouraged to wait at least two (2) full trading days before considering it "public" for trading purposes.

22.	Do the restrictions on insider trading apply only to employees?

The law applies to anyone who has access to material non-public information. The law also applies to anyone who is tipped off by someone with material non-public information. So that means if you share material non-public information with your spouse, significant other, children, friends, hairdresser, etc., you and they would violate the law if they bought or sold shares based on that information.

The consequences of violating insider trading laws are severe.

23.	I often speak about business with my spouse or partner; that is not a problem, is it? I only occasionally reveal non-public information, and my spouse knows not to tell anyone else.

This is a problem that could be costly for you and Bright Machines. If your spouse or partner were ever to use material non-public information given by you to buy or sell stock or other securities, both of you could be prosecuted for illegal insider trading. You could also be prosecuted if your spouse shares the information with someone else and that person buys or sells the company's stock. You should not disclose any non-public information to anyone, including your spouse.

And now, a few words from our legal team…

Disclaimers

Additional Information and Where to Find It

In connection with the proposed business combination with SCVX Corp. (SCVX), SCVX intends to file a Registration Statement on Form S-4, including a preliminary proxy statement/prospectus and a definitive proxy statement/prospectus with the SEC. SCVX’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and documents incorporated by reference therein filed in connection with the proposed business combination, as these materials will contain important information about Bright Machines, SCVX, and the proposed business combination. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed business combination will be mailed to stockholders of SCVX as of a record date to be established for voting on the proposed business combination. Stockholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus, and other documents filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: c/o Strategic Cyber Ventures, 1220 L St. NW, Suite 100-397, Washington, DC 20005.

Participants in the Solicitation

SCVX and Bright Machines and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the potential transaction described herein under the rules of the SEC. Information about the directors and executive officers of SCVX is set forth in SCVX’s Annual Report on Form 10-K filed with the SEC pursuant to Section 13 of the Securities Exchange Act of 1934, as amended, on April 6, 2021, and is available free of charge at the SEC’s web site at www.sec.gov or by directing a request to: c/o Strategic Cyber Ventures, 1220 L St. NW, Suite 100-397, Washington, DC 20005. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the SCVX shareholders in connection with the potential transaction will be set forth in the registration statement containing the preliminary proxy statement/prospectus when it is filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Bright Machines Internal Employee Document

No Offer or Solicitation

The information herein shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination. The information herein shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Forward Looking Statements

Certain statements herein may be considered forward-looking statements. Forward-looking statements generally relate to future events or SCVX’s or Bright Machines’ future financial or operating performance. For example, statements about the expected timing of the completion of the proposed business combination, the benefits of the proposed business combination, the competitive environment, and the expected future performance and market opportunities of Bright Machines are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by SCVX and its management, and Bright Machines and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; (2) the outcome of any legal proceedings that may be instituted against SCVX, Bright Machines, the combined company or others following the announcement of the proposed business combination; (3) the inability to complete the proposed business combination due to the failure to obtain approval of the shareholders of SCVX or to satisfy other conditions to closing; (4) changes to the proposed structure of the proposed business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the proposed business combination; (5) the ability to meet stock exchange listing standards at or following the consummation of the proposed business combination; (6) the risk that the proposed business combination disrupts current plans and operations of Bright Machines as a result of the announcement and consummation of the proposed business combination; (7) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the proposed business combination; (9) changes in applicable laws or regulations; (10) the possibility that Bright Machines or the combined company may be adversely affected by other economic, business and/or competitive factors; and (11) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in SCVX’s Form 10-K for the year ended December 31, 2020, and which will be set forth in the registration statement to be filed by SCVX with the SEC in connection with the proposed business combination.

Nothing herein should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither SCVX nor Bright Machines undertakes any duty to update these forward-looking statements.